U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED

Apple Inc.	April 1, 2015
1 Infinite Loop
Cupertino, CA 95014

BY EDGAR AND HAND DELIVERY

To:	Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Apple Inc.
Form 10-K for the Fiscal Year Ended September 27, 2014
Filed on October 27, 2014
File No. 000-10030

Form 10-Q for the Quarterly Period Ended December 27, 2014
Filed on January 28, 2015
File No. 001-36743

Dear Mr. Gilmore,

Apple Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), dated March 4, 2015, relating to the above-referenced filings.

Because of the commercially sensitive nature of information contained herein, the Company has filed a separate letter (the “Request Letter”) with the Office of FOIA Services in connection with a request for confidential treatment of certain portions of this Response Letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, the Company has enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response Letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-012.”

In response to the Comment Letter, and to facilitate review, the Company has repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

Form 10-K for the Fiscal Year Ended September 27, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.

Throughout your discussion of the results of operations, you refer to various factors that have impacted your results without quantifying the impact of each factor. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. For example, you attribute the decrease in net sales and unit sales for the iPad in 2014 as a result of growth in the Greater China and Japan segments offset by declines in all other segments with no quantification. As another example, you attribute the growth in the Americas segment in 2014 as a result of increased net sales of iPhone, Mac and iTunes, Software and Services offset by a decline in net sales of iPod and iPad and weakness in foreign currencies but you do not quantify the effects of these individual factors. Please explain to us how you considered quantifying the sources of material changes and offsetting factors throughout your discussion. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that when preparing the discussion and analysis of results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) it analyzes its results of operations based on the instructions and guidance in Item 303(a)(3)(iii) of Regulation S-K. The Company notes in particular Instruction 4 to Item 303(a), which states “Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole; Provided, however, That if the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the financial statements as a whole is not required or generally appropriate. Registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements”, and Section III.D of SEC Release No. 33-6835 (“Release 33-6835”), which states further that “An analysis of changes in line items is required where material and where the changes diverge from changes in related line items of the financial statements, where identification and quantification of the extent of contribution of each or two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue” (emphasis added).

In summary, the Company’s MD&A analysis determined the net sales financial statement line item was the most important information for investors to understand its operating performance and, accordingly, the Company provided in its MD&A net sales by operating segment and net sales and unit sales by product. The Company then evaluated whether there had been material changes in the cost of sales and gross margin financial statement line items and whether those changes diverged from the change in net sales. The Company determined the material changes in cost of sales and gross margin to be consistent with the change in net sales. Next, the Company noted the research and development (“R&D”) and selling, general and administrative (“SG&A”) financial statement line items, combined, represented approximately 13.8% of total expenses and less than 10% of net sales. As changes in those financial statement line items did not diverge from the change in net sales and did not have a material impact on operating results, the Company did not consider the changes in those financial statement line items material to its operating results. Similarly, given the balance involved, the Company did not consider the other income/(expense), net financial statement line item material to the overall financial results of the Company. Finally, the Company determined the change in the provision for income taxes financial statement line item was consistent with the change in the income before provision before income taxes financial statement line item.

The Company provides below the specifics of its MD&A analysis of the results of operations for the fiscal year ended September 27, 2014 to determine which line item required further discussion and analysis in its MD&A.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

Net sales

Net sales increased from $170.9 billion in 2013 to $182.8 billion in 2014, an $11.9 billion year-over-year increase. [***]

To quantify the factors that resulted in the net sales increase, the Company provided detailed disclosure of net sales by product for 2013 and 2014, as disclosed on page 27 of the Company’s Form 10-K for the year ended September 27, 2014 (the “2014 Form 10-K”). The Company notes iPhone net sales increased $10.7 billion, or 11.7%, from 2013 to 2014. The $10.7 billion increase in year-over-year iPhone net sales represented 90% of the increase in the Company’s total net sales. [***] The Company nonetheless provided both a tabular and narrative discussion of the components that impacted net sales, including those cited as examples in the Staff’s comment.

To further analyze the iPhone net sales increase, the Company provided detailed disclosure of unit sales by product for 2013 and 2014, as disclosed on page 27 of the 2014 Form 10-K. The Company notes iPhone unit sales increased from 150.3 million units in 2013 to 169.2 million units in 2014, or 12.6%.

[***] The Company notes that, in accordance with Item 303(a)(3)(iii) of Regulation S-K, the Company’s disclosure in its 2014 Form 10-K also highlighted that the year-over-year growth in iPhone net sales and unit sales in 2014 resulted primarily from the successful introduction and launch of new iPhones.

Cost of sales

Cost of sales increased from $106.6 billion in 2013 to $112.3 billion in 2014, a $5.7 billion year-over-year increase. [***]

Gross margin

Gross margin increased from $64.3 billion in 2013 to $70.5 billion in 2014, a $6.2 billion year-over-year increase. [***] As a result, the Company provided a narrative discussion of the components that impacted gross margin on page 32 of the 2014 Form 10-K. [***]

Research and development

R&D expense increased from $4.5 billion in 2013 to $6.0 billion in 2014, a $1.6 billion year-over-year increase. [***] Additionally, R&D expense, as a percentage of the Company’s total net sales, has remained consistent year-over-year. As a result, the Company provided a narrative discussion of the components that impacted R&D expense on page 33 of the 2014 Form 10-K. [***]

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

Selling, general and administrative

SG&A expense increased from $10.8 billion in 2013 to $12.0 billion in 2014, a $1.2 billion year-over-year increase. [***] Additionally, SG&A expense, as a percentage of the Company’s total net sales, has remained consistent year-over-year. As a result, the Company provided a narrative discussion of the components that impacted SG&A expense on page 33 of the 2014 Form 10-K. [***]

Other income/(expense), net

Other income/(expense), net decreased from $1.2 billion in 2013 to $980 million in 2014, a $176 million year-over-year decrease. [***] The year-over-year decrease in other income/(expense), net was equivalent to 0.4% of the previous year’s income before provision for income taxes. [***] As a result, the Company provided a narrative discussion of the components that impacted other income/(expense), net on page 34 of the 2014 Form 10-K. [***]

Provision for income taxes

Provision for income taxes increased from $13.1 billion in 2013 to $14.0 billion in 2014, an $855 million year-over-year increase. [***] The year-over-year increase in provision for income taxes was equivalent to 1.7% of the previous year’s income before provision for income taxes (essentially a 10 basis point decrease in the effective tax rate from 26.2% in 2013 to 26.1% in 2014). [***]

Accordingly, with respect to the discussion of the Company’s results of operations, as well as any other material changes in the Company’s financial statements, management has reviewed Item 303(a)(3)(iii) of Regulation S-K and Release 33-6835 and believes its disclosures are appropriate. Consistent with the Staff’s comment, the Company will continue to monitor its results of operations and disclose any material amounts for individual factors as appropriate.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

Form 10-K for the Fiscal Year Ended September 27, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Product Performance, page 28

2.

Please explain to us how you considered expanding your discussion in this section to separately quantify and discuss factors responsible for changes in the levels of the company’s cost of sales for your product categories and any known trends or uncertainties that have had, or is reasonably expected to have, a material favorable or unfavorable impact on cost of sales by product category. Similarly, we also note your segment level operating performance discussion does not include a presentation or discussion of changes in cost of sales. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the Product Performance section of the Company’s MD&A in the 2014 Form 10-K is included to provide the reader with a more detailed understanding of the factors that drove net sales performance for the year. As noted above in the Company’s response to Comment 1, net sales was the only financial statement line item that was considered to have changed materially, and the Company did not consider a 5.3% year-over-year increase in the cost of sales financial statement line item to be a material change, as cost of sales has a direct relationship to net sales (i.e., the change in cost of sales did not materially diverge from the change in net sales). While the Company believes the material change in net sales was sufficiently explained by the inclusion of information on net sales and unit sales by product, it has provided an additional narrative discussion of net sales in the Product Performance and Segment Operating Performance sections of the Company’s MD&A. Section III.B of SEC Release No. 33-8350 (“Release 33-8350”) notes that “Segment discussion and analysis should be designed to avoid unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company’s overall financial condition and operating performance.” Accordingly, the Company does not believe a presentation or discussion of changes in cost of sales by product would be informative to the reader of the financial statements. To the extent changes in cost of sales within a product category have a material impact on cost of sales and/or gross margin, the Company would analyze it in its disclosure. The Company also would consider, and would disclose, the extent to which cost of sales of a segment contribute to materially disproportional changes between net sales and operating income within that segment consistent with the guidance in Release 33-6385.

The Company does consider the guidance in Item 303(a)(3)(ii) of Regulation S-K and Release 33-8350 when preparing its MD&A and historically has discussed items that were considered known trends or uncertainties that had, or were reasonably expected to have, a material impact on a financial statement line item. As an example, in the Company’s Form 10-K for the year ended September 28, 2013, the Company highlighted that the iPad mini had a gross margin significantly below the Company’s average product margins. In another example, in the Company’s Form 10-Q for the quarterly period ended December 27, 2014 (“Q1 2015 Form 10-Q”), the Company identified and discussed a longer repurchase cycle and some level of cannibalization leading to a decrease in iPad sales. Consistent with the Staff’s comment, the Company will continue to monitor its results of operations and disclose any known trends or uncertainties as appropriate.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

Form 10-K for the Fiscal Year Ended September 27, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Margin, page 32

3.

We note your discussion of changes in gross margin in 2014 that resulted from, among others, the favorable shift in mix to products with higher margins. Considering the significance of gross margin to your operating results, please explain to us how you considered providing investors with a more comprehensive understanding of the material components of this line item and the material factors impacting each of those components, including quantifying the extent that each material factor has impacted gross margin as well as describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on product gross margin. As part of your response, explain to us how you considered disclosing the relationship between revenues and cost of sales to also provide investors with an understanding of what the change in your product mix was and the corresponding impact to gross margin. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B. of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the gross margin section of the Company’s MD&A in the 2014 Form 10-K is included to provide the reader with a more detailed understanding of the factors that drove the increase in gross margin for the year. As noted above in the Company’s response to Comment 1, net sales was the only financial statement line item that was considered to have changed materially and such change was sufficiently explained by the inclusion of information on net sales and unit sales by product. The Company does not believe a more comprehensive discussion of the components of gross margin would be informative to the reader of the financial statements for the following reasons:

•	Based on the nature of the Company’s business, the underlying factors that drive its gross margin remain consistent from period to period. Net sales is driven by unit sales and pricing. [***]

•

While the Company provided an expanded narrative discussion of the factors that impacted the change in gross margin in 2014, no single factor was considered material to the year-over-year change in gross margin and therefore an expanded discussion or quantification was not considered necessary. The Company will continue to monitor its results and will enhance future disclosures when applicable.

•	The factors the Company provides narratively are listed in order of significance.

•

The Company disclosed net sales and unit sales by product (i.e., product mix) on page 27 of the 2014 Form 10-K. In addition, product mix in 2014 as compared to 2013 is detailed in the individual discussions of each product in the Product Performance section of the Company’s MD&A. The impact on gross margin in 2014 for the change in product mix was not considered material to the change in gross margin as a whole. The Company will continue to monitor its results and enhance future disclosures on product mix when applicable.

As noted in the Company’s response to Comment 2 above, the Company does consider the guidance in Item 303(a)(3)(ii) of Regulation S-K and Release 33-8350 when preparing its MD&A and historically has discussed items that were considered known trends or uncertainties that had, or were reasonably expected to have, a material impact on a financial statement line item. Consistent with the Staff’s comment, the Company will continue to monitor its results and disclose any known trends or uncertainties as appropriate.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

Form 10-K for the Fiscal Year Ended September 27, 2014

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Fair Value Measurements, page 55

4.

You disclose that valuation techniques used to measure the fair value of the company’s debt instruments and all other financial instruments were valued based on quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data. Please explain to us how you considered expanding this disclosure to include the specific valuation techniques used as well as examples of the significant inputs used in those valuations. We refer you to ASC 820-10-50-2bb.

The Company respectfully advises the Staff that, in view of Accounting Standards Codification (“ASC”) 820-10-50-2bbb, the Company considered whether additional discussion and analysis was necessary regarding the valuation of its investment and debt portfolio. The Company considered its disclosures appropriate based on the reasons discussed below.

The Company’s investment portfolio consists primarily of high quality, highly liquid, investment-grade securities and as of September 27, 2014 had an average credit rating exceeding A+. Substantially all of the Company’s assets and liabilities measured at fair value on a recurring basis are priced/evaluated using quoted market data for similar or identical instruments or from industry standard pricing services, such as Standard & Poor’s Securities Evaluations Inc., Bloomberg and other services, which the Company believes is consistent with industry standard practice for companies of similar size and portfolio makeup. The Company uses the pricing data from such services to make its assessments and determinations as to the ultimate valuation of its investment portfolio. While the valuation of the Company’s assets and liabilities measured at fair value on a recurring basis depends on a number of factors, including management’s evaluation and assessment of the pricing data described above, the highly liquid nature of the securities creates transparency in their pricing and the Company does not believe that the nature of the estimates or assumptions related to the Level 2 portion of its investment portfolio is material due to the low levels of subjectivity and judgment necessary to account for such matters or the susceptibility of such matters to change.

As additional background, the Company supplementally advises the Staff that, as disclosed in Note 1 to the Company’s Consolidated Financial Statements in the 2014 Form 10-K, the Company’s Level 2 fixed income securities are valued using quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data. Inputs such as actual trade data, bid/offer prices, broker/dealer quotes or other relevant market data are sourced from independent pricing vendors, quoted market prices or other sources to determine the ultimate fair value of the Company’s assets and liabilities. The fair value and inputs are reviewed for reasonableness, may be further validated by comparison to publicly available information and could be adjusted based on market indices or other information management deems material to their estimate of fair value. For the year ended September 27, 2014, the Company did not make material adjustments to the fair value of its investments and historically has not been required to make such adjustments based on the nature of its investment holdings as previously described.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

Form 10-Q for the Quarterly Period Ended December 27, 2014

Management Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

5.

We note from your change in segments discussed on page 22 that the results of your retail stores are now included in each respective geographic segment and not reflected separately. We further note you no longer disclose the number of U.S. and international stores, headcount, and the average number of open stores during the periods presented. However, it appears such information, by geographic segment, may be material to investors because the nature and risks of the retail business may differ from the rest of the operations in each segment. In this regard, your disclosures on page 15 of your Form 10-K for the year ended September 27, 2014 describe risks, investments and cost structures unique to your retail business. Further on page 8 of that filing, you disclose that more than half of your employees work in the (former) retail segment. Please explain to us how you considered presenting the retail sales and retail metrics for each geographic segment. If you believe such information would not be material or integral to the information disclosed by geographic segment, please explain. Refer to Section III B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that, as noted in Release 33-8350, “one of the principal objectives of MD&A is to give readers a view of the company through the eyes of management.” When preparing MD&A disclosures, the Company considers material segment-specific activities impacting the results of operations that, in the Company’s opinion, would be necessary for a reader to better understand the Company’s results of operations. For the quarterly period ended December 27, 2014 (“Q1 2015”), the Company does not believe retail sales or the retail metrics noted by the Staff are material or integral to the information disclosed by geographic segment for the following reasons:

•

Retail sales – As discussed below in greater detail, in Q1 2015 management ceased managing the Company based on separate retail store sales results, but rather combined them with online sales activity by geographic segment. As discussed on page 22 of the Q1 2015 Form 10-Q, management views combined retail and online sales as one of several sales channels. Rather than focus on an individual channel, the Company looks to the overall net sales of the segment to assess segment performance, which was not impacted by any trends related specifically to retail stores.

•

U.S. and international stores – The mix of U.S. and international stores remained constant from the quarterly period ended December 28, 2013 with 41% of all retail stores in Q1 2015 located outside the U.S.

•	Headcount – The Company does not believe the number of headcount specifically assigned to retail stores is informative to the Company’s results of operations in a geographic segment.

•

Average number of open stores during the period – The Company opened 10 stores during Q1 2015, or 2% of the total retail stores. There was no significant concentration of retail store openings in any geographic segment.

The Company did separately disclose the total number of retail stores and describe the nature of the retail leases on page 34 of the Q1 2015 Form 10-Q as the nature of these leases was different from the Company’s major facilities leases. As the Company has historically done in its filings, the Company intends, as appropriate, to continue to disclose material segment-specific activity impacting the results of its operations.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

Form 10-Q for the Quarterly Period Ended December 27, 2014

Notes to Condensed Consolidated Financial Statements

Note 11 – Segment Information and Geographic Data, page 22

6.

We note your disclosure that in the first quarter of fiscal 2015, you began reporting business performance and making decisions primarily on a geographic basis. Please tell us the specific facts and circumstances that resulted in the change to your reportable operating segments, including whether there were any changes to your management or organizational structure and internal reporting as well as the business purpose for the change. Please also tell us who your chief operating decision maker (CODM) is and provide us with your analysis in determining the CODM. As part of your response, please provide us with an organizational chart that includes the titles and roles and responsibilities of the individuals who report to the CODM. Refer to ASC 280-10-50-5 through 9.

The Company respectfully advises the Staff that, as noted in the 2014 Form 10-K, the Company has always managed its business primarily on a geographic basis and has reported at least four geographic segments in its financial statements for several years. For 2014, the operating and reportable segments consisted of the Americas, Europe, Greater China, Japan, Rest of Asia Pacific and Retail operations. [***] Accordingly, based on the Company’s management approach, the Company determined its operating and reportable segments to be the Americas, Europe, Greater China, Japan and the Rest of Asia Pacific, as discrete financial information detailing geographic segment net sales and operating income results are regularly reviewed by the CODM to assess segment performance and make decisions about the allocation of resources. Retail results were reported within the geographic segment in which the corresponding retail stores are located.

The Company’s business strategy leverages its ability to design and develop its own operating systems, hardware, application software and services to provide its customers products and solutions that are integrated and interoperable. The development of the Company’s business strategy, as well as its R&D and corporate marketing functions, are centralized to ensure products work together seamlessly and the business strategy is consistently executed. As a result, the Company is organized functionally such that no single individual or functional group has overall responsibility for a product throughout its entire lifecycle, from initial development through final sale to a customer. Members of executive management are responsible for their functional areas such as R&D, operations, sales and marketing, and general and administrative functions. Additionally, the Company has support organizations in each geography related to sales and marketing, customer order management, logistics and service for all products. Functional leaders, including those overseeing hardware engineering, operating system and applications development, operations, sales and marketing and general and administrative functions, are compensated based on the net sales and operating margin results of the entire Company. No group or individual within the Company is measured or compensated on product profitability, and the Company does not produce financial statements by product.

The Company continues to identify its Chief Executive Officer (“CEO”) as its CODM. In arriving at this determination, the Company has reviewed and considered (1) the key operating decisions for the Company and the individual(s) responsible for making them and (2) the individual(s) responsible for evaluating the Company’s operating results to assess performance and ultimately to allocate Company resources.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

[***]

In arriving at his final assessment, while the CEO relies on the support and functional expertise of the Company’s executive management, he is ultimately responsible for evaluating and determining the actions he deems necessary to achieve the Company’s operating results. The CODM allocates resources such as discretionary marketing and advertising expenses, capital expenditures, commitments and sales expenses based on the Company’s operating segments’ growth opportunities (including expanding its customer base and the extent of its current customer relationships in that geography) and results of operations. In the process of allocating resources to R&D activities, the CODM primarily focuses on whether projects will contribute to the Company’s consolidated business strategy of expanding the Apple ecosystem through the development of integrated and interoperable products. The Company is supplementally providing to the Staff, under separate cover, an organizational chart that includes the titles and roles and responsibilities of the individuals who report directly to the CODM.

Form 10-Q for the Quarterly Period Ended December 27, 2014

Notes to Condensed Consolidated Financial Statements

Note 11 – Segment Information and Geographic Data, page 22

7.

Please tell us what your operating segments are and whether any of your operating segments are aggregated into a single or multiple reportable operating segments. If any of your operating segments are aggregated into a single or multiple reportable operating segments, please provide us with your analysis in determining aggregation is appropriate based on the guidance in ASC 280-10-50-11.

The Company respectfully advises the Staff that, in accordance with ASC 280, the Company reports segment information based on the “management” approach. As noted in paragraph ASC 280-10-05-4, “The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.” Based on the management approach, in Q1 2015, the Company determined that its operating segments, which are generally based on the nature and location of its customers, consist of the Americas, Europe, Greater China, Japan and Rest of Asia Pacific. None of the Company’s operating segments are aggregated into a single or multiple reportable operating segments based on the criteria set forth in ASC 280-10-50-11.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

Form 10-Q for the Quarterly Period Ended December 27, 2014

Notes to Condensed Consolidated Financial Statements

Note 11 – Segment Information and Geographic Data, page 22

8.

Please tell us whether your CODM is provided discrete financial information or manages and evaluates your business based on financial results other than geography (e.g. type of product, generation of product, gross margin by product, operating results within geographic regions by product, etc.). As part of your response, please tell us the specific financial information provided to your CODM that is used to make decisions about resource allocation and performance assessment and your consideration of paragraphs 1 and 9 of ASC 280-10-50 in determining your operating segments.

The Company respectfully advises the Staff that the Company evaluates the performance of its operating segments based on net sales and operating income. The CODM evaluates the performance of the segments and allocates resources based on their growth opportunities and operating results.

[***]

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Apple Inc.

April 1, 2015

As noted by paragraph 1(a) of ASC 280-10-50, an operating segment engages in business activities that earn revenues and incur expenses. Additionally, paragraph 1(b) and 1(c) of ASC 280-10-50 define an operating segment as a component whose operating results are regularly reviewed by the CODM to make decisions about resources to be allocated and assess performance and for which discrete financial information is available. The Company’s geographic operations all meet the criteria in paragraph 1 of ASC 280-10-50, including the availability of discrete financial information detailing net sales and operating income, which are used to assess segment performance and make resource allocation decisions.

As it relates to the Company’s consideration of paragraph 9 of ASC 280-10-50, the Company respectfully advises the Staff, as noted in the Company’s discussion above, the Company does not produce financial statements by product; no group or individual within the Company is measured or compensated on product profitability; and the Company’s geographic operations all meet the criteria of operating segments. As a result, the Company does not believe “The characteristics in paragraphs 280-10-50-1 and 280-10-50-3 . . . apply to two or more overlapping sets of components for which managers are held responsible”.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (408) 862-1401 or Gene Levoff, Associate General Counsel, Corporate Law and Assistant Secretary, at (408) 974-6931.

Very truly yours,

/s/ Luca Maestri

Luca Maestri

Senior Vice President, Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant, SEC
Bruce Sewell, Senior Vice President, General Counsel and Secretary
Chris Kondo, Senior Director, Corporate Accounting and Principal Accounting Officer
Martin Dunn, Morrison & Foerster LLP

enclosures

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83